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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENCORE MEDICAL CORPORATION

  (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

29256E109

  (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]
Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29256E109

1.
    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

CapitalSource Holdings LLC

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
............................................................................................................................................................

(b)
............................................................................................................................................................

3.
SEC Use Only ............................................................................................................................................

4.

       Citizenship or Place of Organization
       Delaware

    Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
Person With

5.

       Sole Voting Power
       1,283,879

6.

       Shared Voting Power
       0

7.

       Sole Dispositive Power
       1,283,879

8.

       Shared Dispositive Power
       0

9.

       Aggregate Amount Beneficially Owned by Each Reporting Person
       1,283,879

10.

  Check if the Aggregate Amount in Row (9) Excludes Certain Shares(See Instructions).....

11.

       Percent of Class Represented by Amount in Row (9)
       3.5%

12.

       Type of Reporting Person (See Instructions)
       OO

CUSIP No. 29256E109

1.

       Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
       John K. Delaney

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
............................................................................................................................................................

(b)
............................................................................................................................................................

3.
SEC Use Only ............................................................................................................................................

4.

       Citizenship or Place of Organization
       United States of America

    Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
Person With

5.

       Sole Voting Power
       0

6.

       Shared Voting Power
       0

7.

       Sole Dispositive Power
       0

8.

       Shared Dispositive Power
       0

9.

       Aggregate Amount Beneficially Owned by Each Reporting Person
       0

10.

  Check if the Aggregate Amount in Row (9) Excludes Certain Shares(See Instructions).....

11.

       Percent of Class Represented by Amount in Row (9)
       0%

12.

       Type of Reporting Person (See Instructions)
       IN

CUSIP No. 29256E109

1.

       Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).
       Jason M. Fish

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
............................................................................................................................................................

(b)
............................................................................................................................................................

3.
SEC Use Only ............................................................................................................................................

4.

       Citizenship or Place of Organization
       United States of America

    Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
Person With

5.

       Sole Voting Power
       0

6.

       Shared Voting Power
       0

7.

       Sole Dispositive Power
       0

8.

       Shared Dispositive Power
        0

9.

       Aggregate Amount Beneficially Owned by Each Reporting Person
       0

10.

  Check if the Aggregate Amount in Row (9) Excludes Certain Shares(See Instructions).....

11.

       Percent of Class Represented by Amount in Row (9)
       0%

12.

       Type of Reporting Person (See Instructions)
       IN

Item 1.

(a)
    Name of Issuer:         Encore
Medical Corporation

(b)
    Address of Issuer's Principal Executive Offices:

      9800 Metric Blvd.
      Austin, Texas 78758

Item 2.

(a)
     Name of Person Filing

      This Statement is being filed on behalf of CapitalSource Holdings LLC,
      John K. Delaney and Jason M. Fish (collectively, the "Reporting Persons").
      Mr. Delaney is the Chief Executive Officer of CapitalSource Holdings LLC
      and the Chief Executive Officer and Chairman of the Board of Directors of
      CapitalSource Inc., the sole member of CapitalSource Holdings LLC. Mr. Fish is the President of CapitalSource Holdings LLC and the President of CapitalSource
      Inc. Except as stated otherwise, the information in this Schedule is furnished with respect to each of the Reporting Persons.

(b)
    Address of Principal Business Office or, if none, Residence

      The principal business office of each Reporting Person is:

      4445 Willard Avenue, 12th Floor
Chevy Chase, Maryland 20815

(c)
    Citizenship

      CapitalSource Holdings LLC is a Delaware limited liability company. Messrs.
      Delaney and Fish are both citizens of the United States of America.

(d)
    Title of Class of Securities

Common Stock, par value $0.001 per share

(e)
    CUSIP Number

29256E109

Item 3.
    If this statement is filed pursuant to §§240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
[ ]
    Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

(b)
[ ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)
[ ]
    Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).

(d)
[ ]
    Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8).

(e)
[ ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)
[ ]
    An employee benefit plan or endowment fund in accordance with
§240.13d-1(b)(1)(ii)(F);

(g)
[ ]
    A parent holding company or control person in accordance with
§ 240.13d-1(b)(1)(ii)(G);

(h)
[ ]
    A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

(i)
[ ]
    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15
U.S.C. 80a-3);

(j)
[ ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item
1.

(a)

       Amount beneficially owned:

        CapitalSource Holdings LLC: 1,283,879
        John K. Delaney: 0
        Jason M. Fish: 0

(b)
    Percent of class:

      CapitalSource Holdings LLC: 3.5%
      John K. Delaney: 0%
Jason M. Fish: 0%

(c)(1)
Number of shares as to which CapitalSource Holdings LLC has:

(i)
Sole power to vote or to direct the vote 1,283,879

(ii)
Shared power to vote or to direct the vote 0

(iii)
Sole power to dispose or to direct the disposition of 1,283,879

(iv)
Shared power to dispose or to direct the disposition of 0

(2)
Number of shares as to which John K. Delaney has:

(i)
Sole power to vote or to direct the vote 0

(ii)
Shared power to vote or to direct the vote 0

(iii)
Sole power to dispose or to direct the disposition of 0

(iv)
Shared power to dispose or to direct the disposition of 0

(3)
Number of shares as to which Jason M. Fish has:

(i)
Sole power to vote or to direct the vote 0

(ii)
Shared power to vote or to direct the vote 0

(iii)
Sole power to dispose or to direct the disposition of 0

(iv)
Shared power to dispose or to direct the disposition of 0

     Instruction. For computations regarding securities which
represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.
Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
      [X].

Instruction: Dissolution of a group requires a response to this item.

Item 6.
    Ownership of More than Five Percent on Behalf of Another
Person.

    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company
      Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

    Not applicable.

Item 7.
    Identification and Classification of the Subsidiary Which
      Acquired the Security Being Reported on By the Parent Holding Company or
Control Person.

    If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g)
      and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

    Not applicable.

Item 8.
Identification and Classification of Members of the Group

    If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
      Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

    Not applicable.

Item 9.
Notice of Dissolution of Group

    Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

    Not applicable.

Item 10.
Certification

(a)

By signing below each Reporting Person certifies that, to the best of such Reporting Person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 23, 2004

        CAPITALSOURCE HOLDINGS LLC,

        a Delaware limited liability company

        By:    CapitalSource Inc., its sole member

 By:    /s/  John K.
        Delaney

                 Name:  John
        K. Delaney

                 Title:     Chief
        Executive Officer and Chairman

JOHN K. DELANEY

/s/ John K. Delaney_____________

        JASON M. FISH

/s/ Jason M. Fish